UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Belo Corp.

(Name of Issuer)

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

080555 20 4

(CUSIP Number)

Dealey D. Herndon

Belo Corp.

400 South Record Street

Dallas, TX 75202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

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1	Name of reporting persons. Dealey D. Herndon
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (1)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,711,092(2)(3)
	9	Sole dispositive power 1,711,092(2)(3)
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,711,092 (2)(3)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.5%
14	Type of reporting person (see instructions) IN

(1)	See Item 3.
(2)	Series B Common Stock is convertible at any time on a share-for-share basis into Series A Common Stock.
(3)	Includes 44,844 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of this Statement.

13D

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Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

Item 7. Material to be Filed as Exhibits

SIGNATURE

13D

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This Schedule 13D (this “Statement”) is filed by Dealey D. Herndon. This Statement reports changes to the information previously disclosed with respect to Mrs. Herndon in Amendment No. 19 to Schedule 13G filed February 14, 2013.

Item 1.	Security and Issuer

This Statement relates to the Issuer’s Series B Common Stock, par value $0.01 per share, (“Series B Common Stock,” and together with the Issuer’s Series A Common Stock, par value $0.01 per share, the “Common Stock”) of Belo Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 400 South Record Street, Dallas, Texas, 75202.

Item 2.	Identity and Background

(a) The following information is provided as to Mrs. Herndon.

(b) The address of the principal business office of Mrs. Herndon is 400 South Record Street, 17th Floor, Dallas, TX 75202.

(c) The present principal occupation of Mrs. Herndon is as project manager for the State Preservation Board of the State of Texas, and the address of the State Preservation Board of the State of Texas is 201 E. 14th Street #950, Austin, TX 78701.

(d) & (e) During the last five years, Mrs. Herndon has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mrs. Herndon is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mrs. Herndon received Series B Common Stock of the Issuer through inheritance and was awarded stock options pursuant to the Issuer’s executive compensation plans.

13D

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Item 4.	Purpose of Transaction.

On June 12, 2013, Gannett Co., Inc. (“Gannett”), the Issuer and Delta Acquisition Corp. (“Delta”) entered into an Agreement and Plan of Merger providing for the merger of Delta with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Gannett (the “Surviving Corporation”). At the effective time (the “Effective Time”) of the Merger, each share of Common Stock, including Common Stock held by Mrs. Herndon, will be converted into the right to receive $13.75 in cash, without interest (the “Merger Consideration”). The Merger Agreement provides that, at the Effective Time, each outstanding option of the Issuer, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash without interest equal to the product of the excess of the Merger Consideration over the applicable exercise price per share of such option multiplied by the number of shares of Common Stock for which such option may be exercised, and each outstanding restricted stock unit (“RSU”), whether vested or unvested, will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration with respect to the number of shares of Common Stock subject to such RSU plus any accrued but unpaid dividend equivalents.

The total cash consideration for the Merger will be approximately $1.5 billion.

Shareholders of the Issuer will be required to vote on the Merger at a special shareholder meeting that will be held on a date to be announced as promptly as reasonably practicable following customary Securities and Exchange Commission (“SEC”) clearance. The closing of the Merger is subject to a condition that the Merger Agreement be approved by the holders of Common Stock representing at least two-thirds of the voting power of all outstanding Common Stock entitled to vote in accordance with the Delaware General Corporation Law (the “Shareholder Approval”). Closing of the Merger also is subject to the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the grant by the Federal Communications Commission (“FCC”) of its consent to the consummation of the Merger and related transactions, the receipt of specified third party consents, and other customary closing conditions. Each party’s obligation to consummate the Merger is also subject to certain additional conditions that include the accuracy of the other party’s representations and warranties and the other party’s compliance with its covenants and agreements contained in the Merger Agreement (in each case subject to certain materiality qualifications).

As part of the transactions contemplated by the Merger Agreement, simultaneous with the consummation of the Merger, there will be a restructuring of certain of the Issuer’s media holdings pursuant to a series of asset purchase agreements (the “Restructuring Agreements”). The closing of the transactions under the Merger Agreement and the Restructuring Agreements are conditioned upon one another occurring simultaneously.

13D

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Contemporaneously with the execution and delivery of the Merger Agreement, as a condition and inducement to Gannett’s willingness to enter into the Merger Agreement, Mrs. Herndon, the Issuer, Gannett and each of the other members of the Issuer’s Board of Directors, and the Issuer’s executive officers and certain of their respective affiliates entered into voting agreements (each, a “Voting Agreement” and collectively, the “Voting Agreements”) pursuant to which they, among other things and subject to limited exceptions, agreed to vote all of their shares of Common Stock in favor of the Merger and the approval of the Merger Agreement, agreed to vote all of their shares of Common Stock against specified alternative transactions and granted Gannett an irrevocable proxy to vote the shares of Common Stock subject to the Voting Agreements or execute consents in favor of the Merger and the approval of the Merger Agreement. The Voting Agreements terminate on the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

Upon consummation of the Merger, the directors of the Surviving Corporation will be the existing directors of Delta until their earlier resignation or removal or until their respective successors are duly elected and qualified. Further, upon the consummation of the Merger, the certificate of incorporation of the Surviving Corporation will be amended as provided in the certificate of merger for the Merger and the by-laws of the Surviving Corporation will be the by-laws of Delta immediately prior to the effective time of the Merger.

Upon consummation of the Merger, the Issuer’s Series A Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration under the Act.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, attached hereto as an Exhibit.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of filing of this Statement, Mrs. Herndon beneficially owns 1,711,092 shares of the Issuer’s Series B Common Stock, representing approximately 20.5% of the Issuer’s Series B Common Stock treated as being outstanding as of June 12, 2013. Such number of shares includes 44,844 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of filing of this Statement.

(b) Pursuant to the Voting Agreement, Mrs. Herndon has agreed to vote her shares of Series A Common Stock and her 1,711,092 shares of Series B Common Stock (includes 44,844 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of filing of this Statement) in favor of the Merger Agreement and the Merger and against alternative proposals, and Gannett has an irrevocable proxy to vote the shares of Common Stock covered by the Voting Agreements with respect to those matters alone. Mrs. Herndon may vote her shares of Common Stock on all other matters. Furthermore, Mrs. Herndon may not transfer her shares of Common Stock, subject to limited exceptions, and may not convert shares of Series B Common Stock into shares of Series A Common Stock. As a result, Gannett may be deemed to have shared voting power with respect to the Common Stock covered by the Voting Agreement.

13D

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(c) Except as disclosed in Item 3, Mrs. Herndon has not effected any transaction involving shares of Series B Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mrs. Herndon and any other person with respect to any securities of Belo, and Mrs. Herndon has not received any monetary consideration as a result of entering into the Voting Agreement.

Item 7.	Material to be Filed as Exhibits.

99.1 Agreement and Plan of Merger, dated as of June 12, 2013, by and among Gannett Co., Inc., Belo Corp. and Delta Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Belo Corp., filed on June 18, 2013).

99.2 Voting and Support Agreement and Irrevocable Proxy, dated as of June 12, 2013, among Gannett Co., Inc., Belo Corp. and Dealey D. Herndon.

13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2013	DEALEY D. HERNDON

/s/ Dealey D. Herndon
Dealey D. Herndon